**FORM 6-K**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**

For the month of August 2010
Commission File Number 1-31318

# Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



# M E D I A   R E L E A S E

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax+27 11 562-9838
www.goldfields.co.za

### GOLD FIELDS SOUTH DEEP
### NEW ORDER MINING RIGHT EXECUTED
### AND BEE TRANSACTIONS APPROVED

***Johannesburg, 5 August 2010.*** Following on its 10 May 2010 media release, Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) is pleased to announce that the Department of Mineral Resources (DMR) of South Africa has executed the new order mining right for its South Deep gold mine.

The cumulative effect of this execution, together with the previous conversions for Driefontein, Kloof and Beatrix granted in 2006, is all of Gold Fields' South African operations have now been granted their new order mining right.

The South Deep license has also been extended by the DMR to include a contiguous property, called Uncle Harry's, which contains a mineral resource of about 14.5 million ounces of gold.

On 10 May 2010 we also stated that to meet its 2014 Black Economic Empowerment equity ownership requirements, Gold Fields would be developing a number of empowerment transactions. The terms of these transactions have now been finalised and approved by the DMR.

"Once concluded, these three transactions will enable Gold Fields to meet its 2014 BEE ownership commitments," says Gold Fields Chief Executive Officer Nick Holland.

Gold Fields aims to complete the following three transactions before the end of 2010:

**Transaction 1**

Gold Fields will facilitate the establishment of an Employee Share Option Scheme (Esop) in respect of an effective 10.75% stake in GFIMSA (the holding company which controls Gold Fields' South African assets). The Esop will be housed and administered through the Thusano Share Trust. The holding in GFIMSA is equivalent to about 13.5 million unencumbered Gold Fields Limited shares with full voting rights, which will be issued to and held by the Trust at par value of R0.50 which represents a 99.5% discount to the 30 days VWAP price at 30 July 2010. This represents approximately 1.91% of the current Gold Fields shares in issue. At the Gold Fields closing share price on 30 July 2010 of R98.35, the approximate accounting cost of this deal to shareholders would be about R1 billion.

#### Enquiries

##### Investor Enquiries

Willie Jacobsz
Tel     +508 839-1188
Mobile +857 241-7127
email   Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel     +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakilis-Wagner@
        goldfields.co.za

##### Media Enquiries

Sven Lunsche
Tel     +27 11 562-9763
Mobile +27 (0) 83 260 9279
email   Sven.Lunsche@goldfields.co.za

**Directors**: A J Wright (Chairman), Dr M A Ramphele (Deputy Chairman), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], C A Carolus, R Dañino*, A R Hill[#], R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea[†], C I von Christierson, G M Wilson
[†]British, [#]Canadian, [#]Ghanaian, *Peruvian, ** Executive Director
**Corporate Secretary**: C Farrel

**Transaction 2**

The issue to a broad-based BEE consortium as described below (BEECO) of about 600,000 Gold Fields Limited shares at par value of R0.50 which represents a 99.5% discount to the 30 days VWAP price at 30 July 2010, valued at approximately R60 million. This represents about 0.08% of the current Gold Fields shares in issue. These shares will carry no restrictions.

**Transaction 3**

BEECO will also subscribe for a 10% holding with full voting rights directly in South Deep with a phased in participation over 20 years. Transaction 3 is below the JSE transaction threshold of 5% and is not with related parties as defined as per the JSE Limited Listings Requirements and is therefore included for information purposes only.

"These deals are central to our commitment to make every current employee at the company an owner. At the same time we are expanding opportunities for historically disadvantaged persons to benefit from the exploitation of the country's mineral resources by promoting broad-based ownership, employment, and the advancement of social and economic welfare generally," Holland added.

In terms of JSE Listing Requirements a circular giving full details of the transaction will be distributed to shareholders in due course. The transactions are subject to certain suspensive conditions, including shareholder approval for Transactions 1 and 2. The detailed pro-forma effect of Transactions 1 and 2 are outlined below.

**Details of the ESOP scheme**

- About 47,100 GFIMSA employees in the Paterson Grade A to C categories will be granted approximately 13.5 million unencumbered new Gold Fields Limited shares through the Thusano Trust.
- About 12.6 million of the shares will be allocated to HDSA employees, an effective 10% stake in GFIMSA.
- The approximate 13.5 million Gold Fields Limited shares in the ESOP scheme will be held by the Gold Fields Thusano Share Trust for 15 years.
- The Thusano Trust will have 14 trustees comprising 10 trade union representatives, 2 Gold Fields trustees and two independent trustees, of whom one will be the chairperson.
- The Thusano Trust will exercise full voting rights on behalf of the employees.
- The share allocation to employees will be based on an employee's length of service with Gold Fields, ranging from 100 shares for one year service to 480 shares for 20 years service.
- The shares are allocated free of charge but have to be held for 15 years. The employees will receive dividend payments during those 15 years. Based on historical dividend yields the dividend payments will total about R20 million a year.

**Details of the BEE consortium (BEECO)**

- The newly formed BEECO will comprise:
  (i) a Broad-Based Education Trust, to facilitate and promote education, youth and skills development for the mining industry. The majority of the Trustees will be independent and the Trust will hold a 54% beneficial interest in BEECO;
  (ii) a selected number of black business and community leaders, who will not be related parties as defined by the JSE Listings Requirements and will hold a combined 36% beneficial interest in BEECO; and
  (iii) a Broad-Based Community Trust. The majority of the Trustees will be independent and the Trust will hold a 10% beneficial interest in BEECO;
- The acquisition of the BEECO's 10% stake in South Deep will be facilitated through a unique vendor financed phased participation scheme that will see the shareholding acquired at no cost to the BEECO.
- The BEECO will hold 10% of South Deep in the form of B-class Shares with full ownership and voting rights. As holders of the B-class Shares the BEECO will be entitled to a cumulative preferential dividend of R20 million per annum for the first 10 years, R13.3 million per annum for the next five years and R6.7 million for the next five years (R2.00 per B-class Share) payable out of profits of South Deep. After 20 years the preferential dividend ceases.

- The B-class Shares' right to participate in other distributions over and above the preferred dividend will initially be suspended. The suspension will be lifted on a phased-in basis, resulting in the B-class Shares having the same rights as the A-class Shares, as follows:
  - After 10 years, in respect of one-third of the B-class Shares;
  - After 15 years, in respect of another one-third of the B-class Shares; and
  - After 20 years, in respect of the remaining one-third of the B-class Shares.
- The BEECO must retain ownership of South Deep for 30 years which is the term of the new order mining right granted to South Deep.

**Pro-forma Impact**

The unaudited *pro forma* financial effects of Transaction 1 and Transaction 2 are set out below. The unaudited *pro forma* financial effects have been prepared for illustrative purposes only to provide information on how the proposed Transactions might have affected the reported historical financial information of Gold Fields. The cost of both transactions will be expensed immediately to the income statement with no subsequent mark to market adjustments. Because of its nature, the unaudited *pro forma* financial effects may not fairly present Gold Fields financial position, changes in comprehensive income, changes in equity, and results of operations or cash flows after the Transactions. The unaudited pro forma financial effects are the responsibility of the Directors.

The table below sets out the unaudited *pro forma* financial effects on Gold Fields of Transactions 1 and 2 based on published financial results of Gold Fields for the financial year ended 30 June 2010. The *pro forma earnings* "After Transactions 1 and 2" include an upfront International Financial Reporting Standards (IFRS 2), Share-based payments charge in respect of Transactions 1 and 2 which are non-recurring.

Pro forma financial effects for the financial year ended 30 June 2010

|  | Before Transactions 1 and 2 | Transaction 1 | Transaction 2 | After Transactions 1 and 2 | Percentage change |
|---|---|---|---|---|---|
| Earnings per share | 515 | (149) | (8) | 358 | -30.6% |
| Diluted earnings per share | 508 | (146) | (9) | 353 | -30.5% |
| Headline earnings per share | 449 | (148) | (8) | 293 | -34.7% |
| Diluted headline earnings per share | 443 | (145) | (9) | 289 | -34.8% |
| Net asset value per share | 6,438 | (121) | (5) | 6,312 | -2.0% |
| Net tangible asset value per share | 5,807 | (109) | (5) | 5,693 | -2.0% |
| Weighted average number of ordinary shares | 705,364,200 |  |  | 719,505,946 | 2.0% |
| Diluted weighted average number of ordinary shares | 714,549,842 |  |  | 728,691,588 | 2.0% |
| Actual number of ordinary shares | 705,903,511 |  |  | 720,045,257 | 2.0% |

Notes:
1. Earnings per share (EPS), Diluted earnings per share (DEPS), Headline earnings per share (HEPS), Diluted headline earnings per share (DHEPS), Net asset value (NAV) per share "Before Transaction 1 and 2" are based on the published financial results of Gold Fields for the financial year ended 30 June 2010.
2. EPS, DEPS, HEPS and DHEPS "After Transaction 1 and 2" are based on the assumption that the Transaction was implemented on 1 July 2009.
3. NAV per share "After Transaction 1 and 2" is based on the assumption that the Transaction was implemented on 1 July 2009.
4. Earnings "After Transaction 1 and 2" have been reduced by a non-recurring charge of R1,058 million in respect of IFRS 2, Share-based payments. In terms of IFRS 2, the difference between the fair value of the issued shares under Transaction 1 and 2 and the subscription price is an expense which is charged through the Statement of Operations (income statement) of Gold Fields. For purposes of preparation of the *pro forma* financial effects, the difference is assumed to be R1,058 million.

5. In determining the charge of R1,058 million, the closing share price on Friday, 30 July 2010 of R98.35 per share was used to determine the fair value of shares granted. In the case of Transaction 1, which has restrictions on trading of the shares, a liquidity discount was applied.
6. Transaction 3 has not been included in the financial effects as it is not required in terms of this announcement.

ends

## Notes to editors

### About Gold Fields

Gold Fields is one of the world's largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange (NYSE), the Dubai International Financial Exchange (DIFX), the Euronext in Brussels (NYX) and the Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za

### Sponsor: J.P. Morgan Equities limited

# Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**GOLD FIELDS LIMITED**

Date:   05 August 2010

By:

Name:   Mr W J Jacobsz
Title:   Senior Vice President:  Investor Relations and Corporate Affairs